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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 ----------------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               EOG Resources, Inc.
             (Exact name of registrant as specified in its charter)


                Delaware                                 47-0684736
(State of incorporation or organization)               (IRS Employer
                                                     Identification No.)


1200 Smith Street, Suite 300, Houston,  Texas             77002-7361
 (Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which
to be so registered                    each class is to be registered
-------------------                    ------------------------------

Preferred Share Purchase Rights        New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
                                                                      N/A
                                                               -----------------
                                                                (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1. Description of Securities To Be Registered.

        On February 14, 2000, the Board of Directors of our Company, EOG Resources, Inc., a Delaware corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend is payable on February 24, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement, dated February 14, 2000, between First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"), and the Company (the "Rights Agreement").

        Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

        For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge, on request from any stockholder, from our Company.

The Rights. Our Board authorized the issuance of a Right with respect to each issued and outstanding share of common stock on February 24, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after February 24, 2000 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series E Junior Participating Preferred Stock ("Preferred Share") for $90, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

        We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights

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certificates that we will mail to all eligible holders of common stock. Any
Rights held by an Acquiring Person are void and may not be exercised.

        Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $90, purchase shares of our common stock with a market value of $180, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $90, purchase shares of the acquiring corporation with a market value of $180 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on February 24, 2010.

Redemption. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the


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Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Item 2.   Exhibits.

            1 Rights Agreement, dated as of February 14, 2000, between EOG Resources, Inc. and First Chicago Trust Company of New York, which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

            2 Certificate of Designations of Series E Junior Participating Preferred Stock, dated February 14, 2000.

            3         Form of Right Certificate.


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                                    SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2000
                                       EOG Resources, Inc.


                                       By: /s/ W. C. Wilson
                                           ------------------------------------
                                           Name:  W. C. Wilson
                                           Title: Senior Vice President
                                                  and Chief Financial Officer

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                                  EXHIBIT INDEX


EXHIBIT
NUMBER       DESCRIPTION
-------      -----------
   1         Rights Agreement, dated as of February 14, 2000, between
             EOG Resources, Inc. and First Chicago Trust Company of New
             York, which includes the form of Right Certificate as
             Exhibit B and the Summary of Rights to Purchase Preferred
             Shares as Exhibit C.

   2         Certificate of Designations of Series E Junior
             Participating Preferred Stock, dated February 14, 2000.

   3         Form of Right Certificate.